FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

1

This Form 6-K consists of:

1.	An announcement on approval of the new A share issue by Huaneng Power Inc. (the "Registrant") from China Securities Regulatory Commission; and

2.	An announcement on approval of the new H share issue by the Registrant from China Securities Regulatory Commission;

Each made by the Registrant on December 1, 2010.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan
Title:	Company Secretary

Date:    December 1, 2010

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

APPROVAL OF THE NEW A SHARE ISSUE BY
CHINA SECURITIES REGULATORY COMMISSION

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

For details of the background of the matters mentioned herein, please refer to the announcement and circular issued by Huaneng Power International, Inc. (the "Company") on 27 July 2010 and 6 August 2010, respectively.

The Company announced that it has on 29 November 2010 received the "Approval relating to the application for non-public issuance of shares by Huaneng Power International, Inc. (Zhengjian Xuke No. [2010]1701)" from China Securities Regulatory Commission ("CSRC"), pursuant to which CSRC approved the non-public issuance of not more than 1,500,000,000 new A Shares by the Company within six months from the date of the issue of the approval.

The board of directors of the Company will execute the non-public issuance of A shares as soon as possible in accordance with the requirements as set out in the above approval and under the authorisation as granted by the shareholders of the Company at the general meeting.

The contact persons for this New Issue and their contact details are as follows:

1.	Issuer:	Huaneng Power International, Inc.
	Contact person:	Jia Wenxin
	Telephone:	8610-6608 6750
	Fax:	8610-6641 2321

2.	Sponsor:	China International Capital Corporation Limited
	Representatives of the sponsor:	Ding Ning, Xu Lei
	Contact persons:	Jiang Xuetao, Niu Nianzong
	Telephone:	8610-65051166
	Fax:	8610-65058137

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
1 December 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

APPROVAL OF THE NEW H SHARE ISSUE BY
CHINA SECURITIES REGULATORY COMMISSION

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

For details of the background of the matters mentioned herein, please refer to the announcement and circular issued by Huaneng Power International, Inc. (the "Company") on 27 July 2010 and 6 August 2010, respectively.

The Company announced that it has on 26 November 2010 received the "Approval relating to the application for issuance of overseas listed shares by Huaneng Power International, Inc. (Zhengjian Xuke No. [2010]1700)" from China Securities Regulatory Commission ("CSRC"), pursuant to which CSRC approved the Company’s private placement of not more than 500,000,000 overseas listed shares with a par value of RMB1.00 each, all of which are ordinary shares.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

 As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)

Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
1 December 2010